UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 26, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting
 the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____Note: Regulation S-T Rule
101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant?s ?home country?), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.


Enclosures: Sasol Limited : 2011 Annual General Meeting

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:
JSE : SOL
NYSE : SSL
ISIN codes:
ZAE000006896
US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol")

SASOL LIMITED : 2011 ANNUAL GENERAL MEETING

Shareholders of Sasol are referred to the SENS announcement released on 7 October 2011 regarding the details of the annual general meeting.

The board of directors has determined, in accordance with
Section 59 of the Companies Act 71 of 2008, that the record date for shareholders to be recorded as such in the securities register of Sasol in order to be able to attend, participate and vote at the annual general meeting is 21 November 2011.

The last date to trade to be able to attend, participate and vote at the annual general meeting is 14 November 2011.

The notice of annual general meeting was posted to shareholders today and a copy has been posted on Sasol?s website at www.sasol.com.



26 October 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited



















SIGNATURE

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 26, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary